Contacts in Buenos Aires	Contact in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

gonzalo_olivera@tgs.com.ar

María Victoria Quade, Investor Relations

victoria_quade@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodríguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Kevin Kirkeby kkirkeby@hfgcg.com Tel: (646) 284-9416

TGS Reports Results for the Second Quarter 2004

And First Half ended June 30, 2004

FOR IMMEDIATE RELEASE: Thursday, August 5, 2004

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today reported a net loss of Ps. (52.6 million, or Ps. (0.066) per share (Ps. (0.331) per ADS) for the second quarter of 2004, as compared to a net income of Ps. 96.4 million, or Ps. 0.121 per share (Ps. 0.607 per ADS) for the same quarter of 2003. The net loss reported in the 2004 second quarter was mainly generated by the impact on the Company’s financial debt of the local currency devaluation against the U.S. dollar. The 2003 period was positively impacted by the foreign exchange rate reduction and the deferred income tax variation.

For the first half ended June 30, 2004, the Company reported a Ps. 47.8 million net income, or Ps. 0.060 per share, (Ps. 0.301 per ADS) which compares to Ps. 314.0 million or Ps. 0.395 per share (Ps. 1.976 per ADS) for the same period of last year. The difference is mainly the result of two non-cash, positive effects reflected in the 2003 period: (i) the effect of a reduction in the deferred income tax  liability generated by a partial reduction of the capitalization of the exchange rate loss; and (ii) the impact of a lower Peso versus USD exchange rate on the Company’s outstanding indebtedness.

Basis of Presentation of Financial information

Accounting for Inflation

In accordance with the rules issued by the Argentine National Securities Commission (“CNV”), the financial statements at and for the six month period ended June 30, 2004 are stated in historical pesos. Effective February 28, 2003, accounting for the effects of inflation was suspended.  Financial statements at and for the six month period ended June 30, 2003, presented for comparative purposes, include the effects of inflation as of such date.

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Accounting for Devaluation

According to Resolutions No. 3/2002 and 87/03 (the latter one provide the suspension of the first one) issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

Second Quarter 2004 vs. Second Quarter 2003

Total net revenue for the second quarter 2004 increased to Ps. 234.6 million from Ps. 218.1 million earned in the same quarter of 2003, representing a 7.6% increase.

Gas transportation revenue for the second quarter 2004 was Ps. 108.4 million, a 2.9% increase over the second quarter 2003. The increase was driven basically by higher sales of firm (new firm transportation capacity agreements effective May 2004) and interruptible gas transportation services attributable to higher demand for natural gas during the second quarter of 2004.  Natural gas is currently the cheapest fuel, as compared to other alternative fuels, as a result of the lack of adjustment to its price since 2001.

Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).  Gas transportation service is TGS’s core business, representing approximately 46% and 48% of the Company’s total revenue for the second quarter of 2004 and 2003, respectively.  The share of this segment as a percentage of the Company’s total revenue has significantly decreased from its historical 80% level up through 2001.  The decrease is a direct result of the end of the convertibility monetary regime in Argentina and the ensuing “pesification” of regulated tariffs at an exchange rate of USD 1=Ps. 1, as well as the prohibition to apply variations of local and international indexes, or any other type of adjustment thereon, according to the Economic Emergency Law passed by the Argentine Congress on January 6, 2002. Since that time, the tariff renegotiation process has been delayed with no significant progress so far.

Natural gas liquids (“NGL”) production and commercialization revenues for the second quarter 2004 were Ps. 109.7 million, an 8.5% increase over the second quarter 2003.  Increased revenue is the result of a rise in the international reference prices and a slight increase in the sold volumes.

NGL production and commercialization revenue share accounted for approximately 47% and 46% of the total revenue for the second quarter of 2004 and 2003, respectively.  NGL production and commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca and connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for the Company’s own account and on behalf of its clients.

Other services revenues for the second quarter 2004 were Ps. 16.5 million, compared to the Ps. 11.7 million earned in the same period of 2003. This important increase is due to higher midstream, telecommunication and construction services rendered in the 2004 quarter, as well as the telecommunication tariff increases that resulted from renegotiation of some agreements.

The other services segment mainly includes midstream and telecommunication activities and its revenue share in the Company’s total revenue accounted for approximately 7% and 5% of the total revenue for the second quarter of 2004 and 2003, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through TELCOSUR S.A., a company controlled by TGS.  TELCOSUR S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses were Ps. 129.4 million, a 1.5% increase when compared to the second quarter 2003.  This variation is basically attributable to higher depreciation expenses, an increase of NGL production costs due to greater natural gas consumption and higher tax on exports (which rate increased from 5% to 20% effective May 2004). These effects were partially compensated by lower costs associated with the natural gas transportation service.

For the second quarter 2004, the Company reported a net financial expense amounting to Ps. 148.8 million compared to a loss of Ps. 39.1 million in the same 2003 quarter.  The negative variation of Ps. 109.7 million was principally due to the increase in the exchange rate of the local currency against the US dollar in this quarter of approximately 10 cents of Argentine Peso and, on the other hand, for the Argentine peso appreciation in the same quarter of 2003 for 20 cents of Argentine peso, partially compensated by the reduction in the capitalization of the foreign exchange loss.

For the second quarter 2004, TGS reported a Ps. 8.1 million expense for income tax, which was fundamentally driven by the charge corresponding to the deferral of the foreign exchange loss, as provided by the Economic Emergency law and Decree No. 2,568/02. The loss reported for the second quarter 2004 compares to a Ps. 41.5 million gain for the same quarter of 2003, reflecting a decline in the deferred tax liability generated by a reduction in the capitalization of the foreign exchange loss.

First Half 2004 vs. First Half 2003

TGS posted in the six month period ended June 30, 2004 total net revenue of Ps. 479.7 million in comparison to the Ps. 438.5 million earned in the same semester ended June 30, 2003.

Gas transportation revenue for first half 2004 was Ps. 214.4, a 2.3% increase compared to Ps. 209.5 million earned in the same period ended June 30, 2003.  This increase reflects principally the greater rendering of interruptible transportation services and the coming into effect of new firm transportation contracts as from May 2004.

The NGL production and commercialization segment increased to Ps. 239.5 million in the first half 2004 from Ps. 207.7 million for the previous year representing a 15% rise, as consequence, of the rise in the sold volumes and, to a lesser extent, to increases in the international prices.

In the first half 2004, other services revenues amounted to Ps. 25.8 million, a 21.1% increase compared to the same period of 2003. This increase is due to the effect of higher midstream, construction and telecommunication services and the effect of tariff increases resulting from the renegotiation of some telecommunication agreements.

Costs of sales and administrative and selling expenses for the first half of 2004 rose by Ps. 3.9 million, from Ps. 253.7 million in the same period 2003 to Ps. 257.6 million in the 2004 period due fundamentally to higher costs incurred in the operation and maintenance of gas transportation services and the increase in direct costs associated to the NGL production and commercialization activities caused by the greater production activity.

Net financial expense increased significantly from Ps. 9.1 million, reported for the first half of 2003, to Ps. 160.2 million reported for 2004 period.  This negative variation is a consequence of an important reduction in the exchange rate which affected the first half of 2003, generating a foreign exchange gain related primarily to the financial debt obligations denominated in US$, but partially offset by a reduction in the capitalization of the foreign exchange loss.

For the first half of 2004, the Company reported a Ps. 12.5 million income tax expense, compared with a Ps. 135.9 million gain for the same period of 2003. This negative variation of Ps. 148.4 million is due principally to the decline in the deferred tax liability generated by the reduction of the exchange loss capitalization in the period of 2003.

Liquidity and Capital Resources

Cash flow from operations for the first half ended June 30, 2004 amounted to Ps. 286.5 million.  Such funds, together with Ps. 8 million generated by the financing activities, were applied as follows: (i) Ps. 40.2 million to investment activities, and (ii) Ps. 254.3 million to increase TGS’s cash position.  Currently, TGS relies on cash generation from operations as its primary source of financing activities.  For detailed information on the Company’s cash flow refer to Exhibit IV.

As announced on May 14, 2003, upon the withdrawal of its debt restructuring proposal, the Company decided to postpone interest and principal payments due under its debt agreements.  TGS continues to maintain conversations with its main creditors with the goal of reaching an agreement and overcoming the current financial situation.

Please see the attached table for additional financial and operating information.

TGS, with a current delivery capacity of approximately 63.2 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Petrobras Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

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Exhibit I

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Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the six-month periods ended

June 30, 2004 and 2003

(In million of constant Argentine Pesos as of February 28, 2003 (1))

Six-month period ended June 30, 2004	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	214.4	239.5	25.8	-	479.7
Operating income (loss)	98.7	134.5	4.8	(15.9)	222.1
Depreciation of PP&E	66.7	14.1	7.1	2.3	90.2
Additions to PP&E	27.6	3.9	4.0	0.4	35.9
Identifiable assets	3,964.1	463.3	222.0	1,004.4	5,653.8
Identifiable liabilities	44.5	34.4	5.8	3,462.7	3,547.4

Six-month period ended June 30, 2003
Net revenues	209.5	207.7	21.3	-	438.5
Operating income (loss)	89.3	110.1	2.4	(17.0)	184.8
Depreciation of PP&E	67.6	12.6	6.4	3.3	89.9
Additions to PP&E	10.3	2.3	2.4	1.3	16.3

Year ended December 31, 2003
Identifiable assets	4,003.0	450.7	218.3	781.2	5,453.2
Identifiable liabilities	37.9	39.0	8.1	3,309.5	3,394.5

Breakdown of Net Financial Expense for the six-month periods ended

June 30, 2004 and 2003

(In million of constant Argentine Pesos as of February 28, 2003 (1))

	Six-Month Period Ended June 30, 2004	Six-Month Period Ended June 30, 2003
Generated by Assets
Interest and others	(4.3)	11.1
Loss on exposure to inflation	-	(5.1)
Foreign exchange gain / (loss)	14.3	(68.3)
Total	10.0	(62.3)
Generated by Liabilities
Interest expense	(127.3)	(112.8)
Gain on exposure to inflation	-	1.5
Foreign exchange (loss) / gain	(32.7)	184.6
Intangible assets amortization	(3.3)	(6.2)
Others	(6.9)	(13.9)
Total	(170.2)	53.2

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of Cash Flows for the Six-Month Periods ended June 30, 2004 and 2003

	Six-Month Period ended June 30,	
	2004	2003
Cash flows provided by operating activities		
Net income for the period	47.8	314.0
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	90.2	89.9
Amortization of intangible assets	8.6	11.3
Consumption of materials	7.3	14.2
Decrease in Intangible assets	0.0	3.5
Allowances	(8.5)	(12.7)
Equity in losses (earnings) of affiliate	0.2	(3.7)
Interest expense accrual	127.3	112.8
Interest expense paid	0.0	(51.8)
Income tax accrued	12.5	(135.9)
Income tax paid	(12.8)	(1.9)
Result for inflation and foreign exchange loss (earnings)	41.7	(173.0)
Changes in assets and liabilities:		
Trade receivables	(5.2)	33.6
Other receivables	(35.5)	(10.9)
Inventories	0.5	1.7
Accounts payable	4.0	(2.8)
Payroll and social security taxes	(2.3)	0.6
Taxes payable	16.8	2.7
Other liabilities	0.0	6.4
Interest payable and others	(6.1)	(4.9)
Cash flows provided by operating activities	**286.5**	**193.1**
Cash flows used in investing activities		
Contributions to related company	0.0	(0.6)
Additions to property, plant and equipment	(40.2)	(31.0)
Cash flows used in investing activities	**(40.2)**	**(31.6)**
Cash flows provided by (used in) financing activities		
Advance payments from clients	8.0	0.0
Proceeds from loans net	0.0	(1.6)
Cash flows provided by (used in) financing activities	**8.0**	**(1.6)**
Net increase in cash and cash equivalents	**254.3**	**159.9**
Cash and cash equivalents at the begining of year	**672.2**	**204.1**
Cash and cash equivalents at the end of period	**926.5**	**364.0**

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